SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Knowles Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

49926D109
(CUSIP Number)

David Johnson
Samuel J. Merksamer
Caligan Partners LP
520 Madison Avenue
New York, NY 10022
(646) 859-8204

Mark Cho
Falcon Edge Capital, LP
660 Madison Avenue, 19th Floor
New York, NY 10065

Eleazer Klein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 27, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 15 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49926D109	SCHEDULE 13D	Page 2 of 15 Pages

1	NAME OF REPORTING PERSON Caligan Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,030,328 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,030,328 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,030,328 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 49926D109	SCHEDULE 13D	Page 3 of 15 Pages

1	NAME OF REPORTING PERSON David Johnson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,030,328 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,030,328 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,030,328 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 49926D109	SCHEDULE 13D	Page 4 of 15 Pages

1	NAME OF REPORTING PERSON Samuel J. Merksamer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,030,328 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,030,328 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,030,328 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 49926D109	SCHEDULE 13D	Page 5 of 15 Pages

1	NAME OF REPORTING PERSON Falcon Edge Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,045,343 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,045,343 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,045,343 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 49926D109	SCHEDULE 13D	Page 6 of 15 Pages

1	NAME OF REPORTING PERSON Richard Gerson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,045,343 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,045,343 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,045,343 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 49926D109	SCHEDULE 13D	Page 7 of 15 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the shares of the Common Stock, par value $0.01 per share (the "Common Stock"), of Knowles Corporation, a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 1151 Maplewood Drive, Itasca, Illinois 60143.

Item 2.	IDENTITY AND BACKGROUND

(a)	This statement is filed by:

(i) Caligan Partners LP, a Delaware limited partnership ("Caligan"), the investment manager of certain affiliated funds (the "Caligan Funds") and managed accounts (the "Caligan Accounts"), with respect to the shares of Common Stock held by the Caligan Funds and the Caligan Accounts;

(ii) David Johnson, a Partner of Caligan and a Managing Member of Caligan Partners GP LLC, the general partner of Caligan ("Mr. Johnson"), with respect to the shares of Common Stock held by the Caligan Funds and the Caligan Accounts;

(iii) Samuel J. Merksamer, a Partner of Caligan and a Managing Member of Caligan Partners GP LLC, the general partner of Caligan ("Mr. Merksamer," and together with Caligan and Mr. Johnson, the "Caligan Parties") with respect to the shares of Common Stock held by the Caligan Funds and the Caligan Accounts;

(iv) Falcon Edge Capital, LP, a Delaware limited partnership ("Falcon Edge"), the investment manager of certain affiliated funds (the "Falcon Edge Funds"), and managed accounts (the "Falcon Edge Accounts"), with respect to the shares of Common Stock held by the Falcon Edge Funds and the Falcon Edge Accounts; and

(v) Richard Gerson, the Chairman and Chief Investment Officer of Falcon Edge and the sole director of Falcon Edge (Cayman) GP, Ltd., which indirectly controls Falcon Edge ("Mr. Gerson" and together with Falcon Edge, the "Falcon Edge Parties"), with respect to the shares of Common Stock held by the Falcon Edge Funds and the Falcon Edge Accounts.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Caligan and Falcon Edge are parties to that certain Group Agreement, as further described in Items 4 and 6. The Reporting Persons are hereby filing a joint Schedule 13D.

(b)	The principal business address of each of the Caligan Parties is 520 Madison Avenue, New York, New York 10022. The principal business address of each of Falcon Edge Parties is 660 Madison Avenue, 19th Floor, New York, New York 10065.

CUSIP No. 49926D109	SCHEDULE 13D	Page 8 of 15 Pages

(c)	The principal business of each of Caligan and Messrs. Johnson and Merksamer is investment management. The principal business of each of Falcon Edge and Mr. Gerson is investment management.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Caligan and Falcon Edge are each a Delaware limited partnership. Mr. Johnson, Mr. Merksamer and Mr. Gerson are each United States citizens.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Caligan Parties used a total of approximately $29,340,520 to acquire the Common Stock reported in this Schedule 13D as beneficially owned by the Caligan Parties.

The source of the funds used to acquire the Common Stock reported herein as beneficially owned by the Caligan Parties was the working capital of the Caligan Funds and the Caligan Accounts and margin borrowings described in the following sentence. Such shares of Common Stock are held by the Caligan Accounts in commingled margin accounts, which may extend margin credit to the Caligan Accounts from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker's call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock held by the Caligan Accounts.

The Falcon Edge Parties used a total of approximately $60,366,808 to acquire the Common Stock reported in this Schedule 13D as beneficially owned by the Falcon Edge Parties.

The source of the funds used to acquire the Common Stock reported herein as beneficially owned by the Falcon Edge Parties was the working capital of the Falcon Edge Funds and the Falcon Edge Accounts and margin borrowings described in the following sentence. Some of such shares of Common Stock are held by the Falcon Edge Funds in commingled margin accounts, which may extend margin credit to Falcon Edge from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker's call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock held by the Falcon Edge Funds.

CUSIP No. 49926D109	SCHEDULE 13D	Page 9 of 15 Pages

Item 4.	PURPOSE OF TRANSACTION

Each of the Caligan Parties and the Falcon Edge Parties acquired the Common Stock to which this Schedule 13D relates for investment purposes in the ordinary course of their respective businesses. Each of the Caligan Parties and the Falcon Edge Parties acquired the Common Stock because each believed that the Common Stock reported herein, when purchased, represented an attractive investment opportunity.

On January 8, 2019, Caligan and Falcon Edge entered into a Group Agreement (the "Group Agreement"), which is summarized further in Item 6 below.

An affiliate of Caligan submitted to the Issuer a notice on January 30, 2019, which was updated by a supplement submitted to the Issuer on March 11, 2019 (as supplemented, the "Notice"), which Notice informed the Issuer of its intention, on behalf Caligan and Falcon Edge, to nominate two individuals—Mr. Merksamer and Jonathan Christodoro, a Partner of Patriot Global Management, LP, an affiliate of Falcon Edge ("Mr. Christodoro") (collectively, the "Nominees")—for election to the Board of Directors of the Issuer (the "Board") at the 2019 annual meeting of stockholders of the Issuer.

The Reporting Persons may consider, explore and/or develop plans and/or make proposals (whether preliminary or firm) with respect to, among other things, the Notice and potential changes in the Issuer's operations, management, organizational documents, Board composition, ownership, capital or corporate structure, sale transactions, dividend policy, and strategy and plans. The Reporting Persons intend to communicate with the Issuer's management and Board about, and may enter into negotiations with them regarding, the foregoing and a broad range of operational and strategic matters and to communicate with other shareholders or other third parties regarding the Issuer. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements which may contain customary standstill provisions. The Reporting Persons may change their intentions with respect to any and all matters referred to in this item 4. They may also take steps to explore and prepare for various plans and actions, and propose transactions, before forming an intention to engage in such plans or actions or proceed with such transactions.

CUSIP No. 49926D109	SCHEDULE 13D	Page 10 of 15 Pages

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and depending upon various factors, including without limitation, the Issuer's financial position and strategic direction, the outcome of any discussions referenced above, overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer, including through transactions involving the Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer in the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Common Stock without affecting their beneficial ownership of the Common Stock. In addition, the Reporting Persons may, at any time and from time to time, (i) review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and (ii) consider or propose one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of and percentages of the shares of Common Stock beneficially owned by each Reporting Person. The percentages set forth in this Schedule 13D are based upon 90,216,613 shares of Common Stock outstanding as of February 14, 2019, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed with the Securities and Exchange Commission on February 19, 2019.

By virtue of the Group Agreement, the Reporting Persons may be deemed to have formed a "group" within the meaning of Section 13(d)(3) of the Act and the "group" may be deemed to beneficially own an aggregate of 6,075,671 shares of Common Stock, representing approximately 6.7% of the outstanding shares of Common Stock. Each of the Caligan Parties expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by each of the Falcon Edge Parties. Each of the Falcon Edge Parties expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by each of the Caligan Parties.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

CUSIP No. 49926D109	SCHEDULE 13D	Page 11 of 15 Pages

(c)	Information concerning transactions in the shares of Common Stock effected by the Reporting Persons during the past sixty days is set forth in Annex A hereto and is incorporated herein by reference. All of the transactions in the shares of Common Stock listed therein were effected in the open market through various brokerage entities.

(d)	No person (other than the Reporting Persons, the Caligan Funds, the Caligan Accounts, the Falcon Edge Funds and the Falcon Edge Accounts as applicable) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On January 8, 2019, Caligan and Falcon Edge entered into the Group Agreement, pursuant to which the parties agreed, among other things, that (a) neither party would acquire or dispose of any shares of Common Stock or other interests in respect of such shares (including any derivative or swap interests; collectively, "Corporation Securities") without prior notice to the other party; and (b) that the following matters require the mutual agreement of the parties: (i) the selection and nomination of one or more individuals to serve as directors of the Issuer; (ii) the making any proposals to the Issuer regarding the conduct of its business or corporate governance matters; (iii) seeking to influence the management, directors, governing instruments, stockholders, policies or affairs of the Issuer; (iv) the conduct of any proxy contest, consent solicitation or similar actions involving the Issuer; (v) communications with the Issuer; (vi) public disclosures and statements relating to the Issuer; (vii) the admission of additional members to the group; and (vii) entering into any agreement, arrangement or understanding with any person in connection with Corporation Securities. This description of the Group Agreement is qualified in its entirety by reference to the full text of the Group Agreement, which is attached hereto as Exhibit A and is incorporated by reference herein.

On January 30, 2019, Caligan and Mr. Christodoro entered into an agreement (the "Nominee Agreement") whereby, among other things, Mr. Christodoro agreed to become a member of a slate of nominees and stand for election as a director of the Issuer in connection with a proxy solicitation which may be conducted by Caligan and/or its affiliates in respect of the 2019 annual meeting of stockholders of the Issuer. Mr. Christodoro also agreed to consult with Caligan regarding any purchase of securities of the Issuer and agreed not to dispose of any such securities prior to the termination of the Nominee Agreement without the prior consent of Caligan. This description of the Nominee Agreement is qualified in its entirety by reference to the full text of the Nominee Agreement, which is attached hereto as Exhibit B and is incorporated by reference herein.

CUSIP No. 49926D109	SCHEDULE 13D	Page 12 of 15 Pages

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached hereto as Exhibit C and is incorporated herein by reference.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit A:	Group Agreement

Exhibit B:	Nominee Agreement

Exhibit C:	Joint Filing Agreement, dated March 11, 2019

CUSIP No. 49926D109	SCHEDULE 13D	Page 13 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 11, 2019

CALIGAN PARTNERS LP

By:	/s/ Samuel J. Merksamer
Name:	Samuel J. Merksamer
Title:	Partner

/s/ David Johnson
DAVID JOHNSON

/s/ Samuel J. Merksamer
SAMUEL J. MERKSAMER

FALCON EDGE CAPITAL, LP

By:	/s/ Richard Gerson
Name:	Richard Gerson
Title:	Chairman and Chief Investment Officer

/s/ Richard Gerson
RICHARD GERSON

CUSIP No. 49926D109	SCHEDULE 13D	Page 14 of 15 Pages

Annex A

Transactions in the Shares of Common Stock of the Issuer During the Past 60 Days

The following tables set forth all transactions in the shares of Common Stock effected in the past sixty days by the Reporting Persons. Except as noted below, all such transactions were effected in the open market through brokers and the price per share is net of commissions.

The Caligan Parties

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
1/10/2019	292,531	13.50
1/11/2019	74,983	13.64
1/14/2019	75,246	13.45
1/15/2019	45,050	13.37
1/16/2019	93,465	13.49
1/17/2019	120,892	13.89
1/18/2019	93,663	14.16
1/22/2019	255,566	13.97
1/23/2019	326,663	14.12
1/29/2019	90,909	15.05
1/30/2019	20,000	15.29
1/31/2019	20,000	15.51
2/1/2019	20,000	15.54
2/4/2019	20,000	15.52
2/5/2019	20,000	15.69
2/6/2019	22,159	15.82
2/7/2019	20,000	15.69
2/8/2019	75,000	15.97
2/27/2019	183,600	16.29
2/28/2019	75,996	16.24
3/1/2019	274	16.40

The Falcon Edge Parties

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
1/10/2019	387,988	13.50
1/11/2019	99,451	13.64
1/14/2019	99,801	13.45
1/15/2019	59,750	13.37
1/16/2019	123,964	13.49
1/17/2019	160,340	13.89
1/18/2019	124,227	14.16
1/22/2019	338,962	13.97
1/23/2019	433,258	14.12
1/24/2019	8,103	14.24

CUSIP No. 49926D109	SCHEDULE 13D	Page 15 of 15 Pages

1/25/2019	84,156	14.60
1/28/2019	150,000	14.87
1/29/2019	409,091	15.05
1/30/2019	20,000	15.29
1/31/2019	20,000	15.51
2/1/2019	20,000	15.54
2/4/2019	20,000	15.52
2/5/2019	20,000	15.69
2/6/2019	22,158	15.82
2/7/2019	20,000	15.69
2/8/2019	75,000	15.97
2/27/2019	275,400	16.29
2/28/2019	113,994	16.24
3/1/2019	224,050	16.37
3/4/2019	227,950	16.22
3/5/2019	130,000	16.26
3/6/2019	221,000	16.13
3/7/2019	156,700	15.91